April 6, 2026

Avi S. Katz
Chairman and Chief Executive Officer
GigCapital7 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

Samuel Gibson
Chief Executive Officer
Hadron Energy, Inc.
3 Twin Dolphin Drive, STE 260
Redwood City, CA 94065

       Re: GigCapital7 Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed March 11, 2026
           File No. 333-291477
Dear Avi S. Katz and Samuel Gibson:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 9, 2026 letter.

Amended Registration Statement on Form S-4
The proposed Domesticated GigCapital7 Charter will provide, subject to limited exceptions, that the courts of the State of Delaware, page 110

1. We note your response to prior comment 1. Please revise your disclosure throughout relating to the exclusive forum provision in the proposed Domesticated GigCapital7
       Charter to clearly state (1) whether Section 11.1(a) of the proposed Domesticated
       GigCapital7 Charter would require derivative claims under the Exchange Act to be
 April 6, 2026
Page 2

       brought exclusively in the Court of Chancery of the State of Delaware;
(2) whether the
       Court of Chancery of the State of Delaware has jurisdiction over such claims; and (3) the effect of a provision that requires derivative claims under the Exchange Act to be brought in the Court of Chancery of the State of Delaware, if enforced, would be to preclude stockholders from bringing derivative claims under the Exchange Act in any forum. Please also address the uncertainty as to whether a court would enforce a provision that requires derivative claims under the Exchange Act to be brought in the
       Court of Chancery of the State of Delaware. In particular, please balance your discussion of the 2023 decision of the Ninth Circuit U.S. Court of Appeals in Lee v.
       Fisher with a discussion of subsequently adopted Section 115(c) and the legislative synopsis of the amendment, which states that amended Section 115 reaches a result
       different from the United States Court of Appeals for the Ninth Circuit in Lee v. Fisher
       and requires that    a forum selection provision that purports to
address derivative claims
       under federal law must . . . permit the claim to be brought in the United States District
       Court for the District of Delaware.
Legal Proceedings, page 307

2. Pursuant to Item 103 of Regulation S-K, please provide disclosure of the legal matter with a former employee described in Note 10 on page F-38.
       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Andrew M. Tucker, Esq.
      Jeffrey C. Selman, Esq.